EXHIBIT 99.1

Asia Pacific Wire & Cable Company Reports 2016 Financial Results

TAIPEI, Taiwan, May 05, 2017 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the twelve months ended December 31, 2016. Unless otherwise indicated, all data are reported in US dollars at the exchange rate prevailing on the date of the event or result reported.

Full Year 2016 Financial Results (Ended December 31, 2016), and 2015 comparative results

	FY 2016	FY 2015	CHANGE
Revenues	$384.6 million	$389.6 million	(1.3)%
Gross Profit	$31.6 million	$23.5 million	34.6%
Net Income/(Loss)	$2.8 million	$(7.7) million	--
EPS(1)	$0.21	$(0.56)	--

(1) Earnings per share are based on 13.8 million shares issued and outstanding in in each of FY 2016 and FY 2015

Full Year 2016 Results

Gross revenues for the twelve months ended December 31, 2016, were $384.6 million, down from $389.6 million in the prior year.  The decrease was primarily attributable to a 7.5% revenue decrease in the Thailand region due to increased competition and the depreciation of local currency against the US dollar.  Revenues in the Company’s ROW region increased by 2.7%, primarily due to increased demand for SDI and distributed products.  Revenues in the Company’s North Asia region increased by 4.1% due to decreased competition after several competitors shut down due to environmental issues.  The Company’s North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

The gross profit for the twelve months ended December 31, 2016, increased by 34.6% to $31.6 million from $23.5 million in the same period last year.  Gross margin was up by 36.3%, growing from 6.0% in 2015 to 8.2% this year.  In the Thailand region, gross margin grew following an increase in our product sales to high margin government projects.  In the North Asia region, the gross margin increased because the copper price was relatively stable in comparison with the copper price during the prior year. The ROW region’s gross margin remained unchanged in 2016.

Selling, general and administrative expenses for 2016 were $26.3 million, compared to $27.0 million reported in 2015.  Operating income was $7.3 million, compared to an operating loss of ($2.7) million in 2015.

Net income attributable to APWC shareholders was $2.8 million for the full year of 2016, compared to a net loss of ($7.7) million in 2015.  Net income per share was $0.21 in 2016, while a net loss of ($0.56) per share was reported for 2015.  The weighted average number of shares issued and outstanding was 13.8 million in each of 2016 and 2015.

Financial Condition

APWC reported $48.2 million in cash and cash equivalents as of December 31, 2016, compared to cash and cash equivalents of $51.3 million as of December 31, 2015.

Current assets totaled $244.6 million as of December 31, 2016, compared to $247.5 million as of December 31, 2015.  Working capital was $157.0 million as of December 31, 2016.  Short term bank loans were $28.2 million at December 31, 2016, down from $37.7 million at the end of 2015.  The Company had no long-term debt outstanding at December 31, 2016.  Shareholder's equity attributable to APWC was $136.0 million as of December 31, 2016, compared to $134.3 million as of December 31, 2015.

APWC generated $9.0 million in cash from operating activities during the twelve months ended December 31, 2016, compared to $8.8 million in the corresponding period in 2015. The Company reduced capital expenditures to $5.0 million in 2016, compared to $7.4 million in 2015.

We encourage shareholders to visit the Company’s website for further information.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit www.apwcc.com. Information on the Company's website or any other website does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Investor Relations Contact:
MZ North America
Ted Haberfield
President
Tel: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us